Synchrony Financial 777 Long Ridge Road Stamford, CT 06902 (203) 585-2400 jonathan.mothner@ge.com (203) 585-6250

June 27, 2014

VIA EDGAR TRANSMISSION

Michael R. Clampitt

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	SYNCHRONY FINANCIAL Amendment No. 4 to Registration Statement on Form S-1 Filed June 27, 2014 (File No. 333-194528)

Dear Mr. Clampitt:

SYNCHRONY FINANCIAL, a Delaware corporation (the “Company”), has filed today Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 (Registration No. 333-194528) (the “Registration Statement”).

In connection with the filing, set forth below are the Company’s responses to the comments from the Commission staff (the “Staff”) communicated in its letter addressed to the Company, dated June 18, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 4, including copies marked to show the changes effected by Amendment No. 4.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 4.

Management’s Discussion and Analysis, page 79

Loan Receivables, page 110

1. We note your disclosure on page 111 stating the increase in allowance for loan losses during the three month period ended March 31, 2014 was mostly driven by an increase in your expected losses “driven by growth in loan receivables.” While we noted the growth in loan receivables from $52.3 billion at December 31, 2012 to $57.3 billion at December 31, 2013, loan receivables actually decreased to $54.3 billion at March 31, 2014. Please revise your disclosure accordingly.

Michael R. Clampitt

Securities and Exchange Commission

June 27, 2014

The Company has revised its disclosure on pages 112 to 113 in response to the Staff’s comment. The modified disclosure also refers to the disclosure on page 84 under the heading “Seasonality,” which has been modified in response to Staff comment #2 below.

2. We note the increase in allowance for loan losses from December 31, 2013 to March 31, 2014. We further note that the allowance for loan losses as a percentage of total loan receivables increased from December 31, 2013 to March 31, 2014 while past due accounts as a percentage of total loans decreased. We also note your disclosure on page 84 related to the seasonality of your loan receivables. Please revise your filing to more clearly discuss the reasons for the increase in the allowance for loan losses as a percentage of loan receivables in comparison to the apparent positive trends in the credit quality of your loan portfolio.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impacted your allowance for loan loss. For instance, you may discuss trends in the active accounts and purchase volume per account, any trends in the FICO scores of the active accounts, the impact of seasonality on your allowance for loan loss, and other trends observed in specific qualitative factors.

The Company has revised its disclosure on page 84 and pages 112 to 113 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (203) 585-2400.

Sincerely yours,

/s/ Jonathan S. Mothner

Jonathan S. Mothner, Esq.
SYNCHRONY FINANCIAL

cc:	David S. Lefkowitz, Esq., Weil, Gotshal & Manges LLP

Corey R. Chivers, Esq., Weil, Gotshal & Manges LLP

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